As filed with  the Securities and Exchange Commission on  June  11, 2007
                                                          Registration No.  333-

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   -----------

                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
   (Exact name of issuer of deposited securities as specified in its charter)

                                   -----------

                            ENERGY CO OF MINAS GERAIS
                   (Translation of issuer's name into English)

                                   -----------

                        The Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   -----------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   -----------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
   (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

       Michael L. Fitzgerald, Esq.                  Patricia Brigantic, Esq.
   Milbank, Tweed, Hadley & McCloy LLP                   Citibank, N.A.
        1 Chase Manhattan Plaza                       388 Greenwich Street
        New York, New York 10005                    New York, New York 10013

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Proposed Maximum       Proposed Maximum         Amount of
    Title of Each Class of                          Amount to be         Aggregate Price           Aggregate          Registration
 Securities to be Registered                         Registered             Per Unit*          Offering Price**            Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) non-voting
preferred share, par value R$5.00
per non-voting preferred share, of
Companhia Energetica De Minas
Gerais-CEMIG                                       200,000,000               $5.00                10,000,000.00           $307.00
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
--------------------------------------------------------------------------------

      This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
1. Name of Depositary and address of its principal executive       Face of Receipt -  Introductory Article and below
   office                                                          paragraph (13).
2. Title of Receipts and identity of deposited securities          Face of Receipt  - Top Center and introductory
                                                                   paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner and
              one American Depositary Share ("ADSs")               introductory paragraph.

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (17).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14), (15) and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement, by and among Companhia Energetica de Minas Gerais - CEMIG (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued under the Deposit Agreement. -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)      Certification under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS sixty (60) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Companhia Energetica de Minas Gerais - CEMIG, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of June, 2007.

                                    Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) non-voting preferred share, par value of R$5.00 per non-voting preferred share, of Companhia Energetica de Minas Gerais - CEMIG.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Teresa Loureiro-Stein
                                        ----------------------------------------
                                        Name: Teresa Loureiro-Stein
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Companhia Energetica de Minas Gerais - CEMIG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Belo Horizonte, MG, Brazil, on June 11, 2007.

                                    COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                                    By: /s/ Djalma Bastos de Morais
                                        ----------------------------------------
                                        Name: Djalma Bastos de Morais
                                        Title: Chief Executive Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Djalma Bastos de Morais and Luiz Fernando Rolla to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 11, 2007.

Signature                                     Title
---------                                     -----


/s/ Djalma Bastos de Morais                   Chief Executive Officer
------------------------------------
Djalma Bastos de Morais


/s/ Luiz Fernando Rolla                       Chief Financial Officer
------------------------------------
Luiz Fernando Rolla


/s/ Leonardo George de Magalhaes              Principal Accounting Officer
------------------------------------
Leonardo George de Magalhaes

/s/ Wilson Nelio Brumer                       Chairman of the Board of Directors
------------------------------------
Wilson Nelio Brumer


/s/ Djalma Bastos de Morais                   Director
------------------------------------
Djalma Bastos de Morais


/s/ Aecio Ferreira da Cunha                   Director
------------------------------------
Aecio Ferreira da Cunha


/s/ Francelino Pereira dos Santos             Director
------------------------------------
Francelino Pereira dos Santos


/s/ Luiz Henrique de Castro Carvalho          Director
------------------------------------
Luiz Henrique de Castro Carvalho


/s/ Alexandre Heringuer Lisboa                Director
------------------------------------
Alexandre Heringuer Lisboa


/s/ Lauro Sergio Vasconcelos David            Director
------------------------------------
Lauro Sergio Vasconcelos David


/s/ Guilherme Horta Goncalves Junior          Director
------------------------------------
Guilherme Horta Goncalves Junior


/s/ Wilton de Medeiros Daher                  Director
------------------------------------
Wilton de Medeiros Daher

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States, of Companhia Energetica de Minas Gerais - CEMIG has executed this Form F-6 on June 11, 2007.

                                       PUGLISI & ASSOCIATES

                                       By: /s/ Donald J. Puglisi
                                           -------------------------------------
                                       Name: Donald J. Puglisi
                                       Title: Managing Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit         Document                                           Numbered Page
-------         --------                                           -------------

(a)(i)          Form of Amendment No. 1 to the Second
                Amended and Restated Deposit Agreement

(a)(ii)         Second Amended and Restated Deposit Agreement

(d)             Opinion of counsel to the Depositary

(e)             Certification under Rule 466